SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                ______________

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. _)(1)

                              AT HOME CORPORATION
                               (Name of Issuer)

                            SERIES A COMMON STOCK
                                $.01 PAR VALUE
                        (Title of Class of Securities)

                                   045919101
                                (CUSIP Number)

                                 Stanley Wang
                              Comcast Corporation
                              1500 Market Street
                     Philadelphia, Pennsylvania 19102-2148
                                (215) 665-1700
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 2, 1997
            (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________
      (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.


CUSIP No. 045919101
                                      13D

       1            NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Corporation

       2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]

       3            SEC USE ONLY


       4            SOURCE OF FUNDS*
                    WC

       5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

       6            CITIZENSHIP OR PLACE OF ORGANIZATION
                    Pennsylvania

                              7      SOLE VOTING POWER

                              8      SHARED VOTING POWER
        NUMBER OF SHARES
          BENEFICIALLY               14,557,300; See Items 3-5.
         OWNED BY EACH
        REPORTING PERSON      9      SOLE DISPOSITIVE POWER
              WITH
                             10      SHARED DISPOSITIVE POWER

                                     14,557,300; See Items 3-5.

       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                    14,557,300; See Items 3-5.

       12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [X]
                    EXCLUDES CERTAIN SHARES*

       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.5%; See Items 3-5.

       14           TYPE OF REPORTING PERSON*
                    CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


               This Report on Schedule 13D relates to the Series A Common Stock, par value $.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation (the "Issuer" or the "Company"). Comcast Corporation ("Comcast"), together with certain other holders of shares of Series A Common Stock referred to herein which are (or will be) parties to the Amended and Restated Stockholders' Agreement, dated as of July 16, 1997 (the "Stockholders' Agreement"), may be deemed a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the shares of Series A Common Stock.

               The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

 Item 1. Security and Issuer.

               This Report relates to the Series A Common Stock. The principal executive offices of the Issuer are at 425 Broadway, Redwood City, California 94063.

               Holders of Series A Common Stock and the Issuer's Series K Common Stock ("Series K Common Stock") are entitled to one vote for each share held, and holders of the Issuer's Series B Common Stock ("Series B Common Stock") are entitled to ten votes for each share held, on all matters presented to stockholders, except as otherwise provided in the Issuer's Certificate of Incorporation (the "Company Charter"). Each share of Series B Common Stock and Series K Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock are not convertible into shares of Series B or Series K Common Stock. All other rights and privileges of the Series A, Series B and Series K Common Stock are identical, except that: (i) so long as there are at least 5,000,000 shares of Series B Common Stock outstanding, the holders of Series B Common Stock (all of which are owned by a subsidiary of Tele-Communications, Inc. ("TCI")), voting separately as a single series, have the right to elect five directors (the "Series B Directors") to the Issuer's Board of Directors (the "Board"); (ii) so long as there are at least 5,000,000 shares of Series K Common Stock outstanding (the substantial majority of which are owned by certain affiliates (the "KPCB Affiliates") of Kleiner, Perkins, Caufield & Byers ("KPCB") and certain of its affiliates), the holders of Series K Common Stock, voting separately as a single series, have the right to elect one director (the "Series K Director") to the Board; and (iii) so long as the holders of Series B Common Stock or Series K Common Stock are entitled to elect any Series B Directors or a Series K Director, the holders of Series A Common Stock, voting separately as a single series, have the right to elect two directors (the "Series A Directors"), each of whom is not an officer (other than any Vice Chairman) or employee of the Issuer and is not an affiliate or associate of TCI, Comcast or Cox Enterprises, Inc. ("Cox").

Item 2.    Identity and Background.

               This Report is being filed by Comcast Corporation, a Pennsylvania corporation. Comcast holds stock of the Issuer reported herein through a wholly owned subsidiary, Comcast PC Investments, Inc., a Delaware corporation ("Comcast Sub"). Comcast is principally engaged in the development, operation and management of wired telecommunications including cable television and telephone services; wireless telecommunications, including cellular, personal communication services and direct-to-home satellite television; and content through programming investments.

               Sural Corporation, a Delaware corporation ("Sural"), is the beneficial owner of an aggregate of 10,631,287 shares of Comcast Class A Common Stock ("Class A Common Stock") (assuming the conversion of 8,786,250 shares of Comcast Class B Common Stock ("Class B Common Stock") beneficially owned by Sural into Class A Common Stock). Sural is the sole owner of the outstanding Class B Common Stock, each share of which is entitled to 15 votes and is convertible on a share-for-share basis into Class A Common Stock or Comcast Class A Special Common Stock. Based upon the 31,793,767 shares of Class A Common Stock outstanding as of September 30, 1997, and treating the 8,786,250 shares of Class B Common Stock held by Sural as outstanding shares of Class A Common Stock pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, Sural is deemed to be the beneficial owner of approximately 26% of the outstanding shares of Class A Common Stock.

               Brian L. Roberts, the President and a director of Comcast, has sole voting power over stock representing a majority of voting power of all Sural stock. Pursuant to Rule 13d-3 of the Exchange Act, Brian L. Roberts is deemed to be the beneficial owner of the Class A Common Stock and the Class B Common Stock owned by Sural. Brian L. Roberts is also the beneficial owner of an additional 4,061 shares of Class A Common Stock, including 1,356 shares of such stock owned by his wife, as to which shares he disclaims beneficial ownership. As of September 30, 1997, the shares of Class A Common Stock and Class B Common Stock owned by Sural constituted approximately 82% of the voting power of the two classes of Comcast's voting Common Stock combined.

               The principal business address of Comcast is 1500 Market Street, Philadelphia, Pennsylvania 19102-2148. The principal business address of Sural and Comcast Sub is 1105 N. Market Street, Wilmington, Delaware 19801.

               Information concerning the executive officers and directors of Comcast, Comcast Sub and the persons controlling Comcast, if any, is set forth in Exhibit 99.1 to this statement. Unless otherwise set forth in Exhibit 99.1, each of such executive officers and directors is a citizen of the United States. Neither Comcast nor, to the best of its knowledge, any person named in Exhibit 99.1 to this statement, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds of Other Consideration.

               In July 1997, Comcast acquired Series A Common Stock through the conversion of its preferred stock of the Issuer. Prior to the initial public offering of shares of Series A Common Stock by the Issuer in July 1997 (the "Offering"), either directly or through wholly-owned subsidiaries, Comcast owned 727,865 shares of Series AM Preferred Stock of the Issuer (initially acquired in August 1996 for $7,278,650 from cash provided from working capital), Cox owned 727,865 shares of Series AX Preferred Stock of the Issuer, KPCB Affiliates owned 693,883 shares of Series K Preferred Stock of the Issuer and TCI owned 1,540,000 shares of Series T Preferred Stock and 783,000 shares of Series AT Preferred Stock of the Issuer. (Information concerning the above share ownership is taken from Amendment No. 4 to the Form S-1 Registration Statement filed by the Issuer on July 11, 1997.) Such preferred stock was convertible, at the option of the holder, into Series A Common Stock. In accordance with the terms of such preferred stock, automatically and immediately prior to the occurrence of the Offering, shares of Series AT, AX and AM Preferred Stock were converted into shares of Series A Common Stock, shares of Series T Preferred Stock were converted into shares of Series B Common Stock and shares of Series K Preferred Stock were converted into shares of Series K Common Stock, each on a 20-for-1 basis.

Item 4.    Purpose of Transaction.

               In connection with its initial acquisition of preferred stock in August 1996, Comcast entered into a stockholders' agreement (which, as amended on July 16, 1997 is the above-referenced "Stockholders' Agreement") with Comcast Sub, Cox Teleport Providence, Inc., a wholly owned subsidiary of Cox ("Cox Sub"), KPCB Affiliates, TCI Internet Holdings, Inc., a wholly owned subsidiary of TCI ("TCI Sub") (each of the foregoing, the "Initial Stockholders"), certain of their respective affiliates (including Comcast, Cox, TCI and KPCB) and the Issuer. The Stockholders' Agreement provides for, among other things, certain voting agreements, restrictions on transfer of securities of the Issuer, rights of first offer, tag-along and drag-along rights and preemptive rights.

               Comcast is filing this Report to report that on October 2,
1997, Cablevision Systems Corporation ("CSC", together with the Initial Stockholders, the "Stockholders") and CSC Parent Corporation ("CSC Parent") entered into a Letter Agreement and Term Sheet with the Issuer, Comcast, Cox, KPCB and TCI, which agreement was amended on October 10, 1997 (the "Letter
Agreement").   Pursuant to the Letter Agreement and a Warrant Purchase
Agreement between Issuer and CSC dated October 10, 1997, CSC Parent acquired a warrant (the "Warrant") to purchase up to 7,875,784 shares of the Series A Common Stock at an exercise price of $0.50 per share, which Warrant is immediately exercisable (subject to the receipt of governmental consents and approvals), and a warrant (the "Contingent Warrant") to purchase up to 3,071,152 shares of the Series A Common Stock at an exercise price of $0.50 per share, exercisable as and to the extent certain cable television systems are transferred from TCI and its controlled affiliates to CSC, CSC Parent or their controlled affiliates (subject to the receipt of governmental consents and approvals). Pursuant to the Letter Agreement, the parties have agreed that CSC will have all of the rights, and will be subject to the same obligations, as TCI, Comcast and Cox under the Stockholders' Agreement, subject to certain exceptions, the registration rights agreement and certain other agreements among TCI, Comcast, Cox and the Issuer relating to the distribution of the Issuer's Internet service (including a "Master Distribution Agreement" to be entered into). The terms of the Letter Agreement and Stockholders' Agreement are briefly summarized in Item 6 below.

               Because the Stockholders' Agreement provides for certain arrangements among the Initial Stockholders in connection with the voting and transfer of stock of the Issuer, the Initial Stockholders may be deemed to be a "group" as referred to in Rule 13d-5 under the Exchange Act. Further, because the Letter Agreement provides for the amendment for the Stockholders' Agreement to reflect the addition of CSC as a "Stockholder" thereunder and to subject CSC to such voting and transfer arrangements, the Initial Stockholders together with CSC may be deemed to be a "group", and as a result Comcast may be deemed to have acquired beneficial ownership of Series A Common Stock for which the Warrant and Contingent Warrant are exercisable. Absent the acquisition by CSC and amendment of the Stockholders' Agreement, Comcast would have been eligible to file on Schedule 13G to disclose its beneficial ownership of Series A Common Stock.

               Neither the filing of this Report nor any of its contents shall be deemed to constitute an admission that Comcast or Comcast Sub is a member of a "group" for purposes of Rule 13d-5 with any of the above-mentioned persons, or that such "group" exists and Comcast expressly disclaims the existence, or membership in, any such "group" and beneficial ownership of stock of the Issuer held by any of the above-mentioned persons.

               Except as otherwise disclosed in this Report, Comcast has not made any decision concerning its course of action with respect to the Issuer. Comcast could decide, depending on market and other factors, to dispose of shares of the Issuer's Common Stock beneficially owned by it, to acquire additional Common Stock or other equity securities of the Issuer, to seek a strategic or other partner to share its interest in the Issuer or to take any other available course of action (which could involve one or more of the types of transactions, or have one or more of the results described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D). In this regard, Comcast intends to continuously review its investment in the Issuer. In reaching any conclusion as to its future course of action, Comcast will take into consideration various factors, including without limitation the Issuer's business and financial condition and prospects, other developments concerning the Issuer and Comcast, the effect of legal and regulatory requirements applicable to the Issuer and Comcast, other business opportunities available to Comcast, developments with respect to the business of Comcast, developments in the cable television and telecommunications industries generally, general economic conditions and stock market conditions.

               Except as set forth in this Report, Comcast has no current plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of Issuer.

               (a)-(b) The Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 reports that as of October 31, 1997 there were outstanding 88,240,810 shares of Series A Common Stock, 15,400,000 shares of Series B Common Stock and 14,877,660 shares of Series K Common Stock. The following table indicates, with respect to Comcast and, to the best of Comcast's knowledge, the other Stockholders, (i) the number of shares of Series A Common Stock currently owned, (ii) the number of shares of Series A Common Stock that may be acquired within 60 days as a result of the conversion on a one for one basis of shares of Series B or Series K Common Stock currently owned or the exercise of the Warrants or Contingent Warrants, (iii) the total number of shares of Series A Common Stock owned, treating the Series B and Series K Common Stock currently owned as if it had been converted into Series A Common Stock, and (iv) the percentage of Series A Common Stock represented by the total number of shares of Series A Common Stock owned. The percentage ownership of each Stockholder is based on the shares of Series A Common Stock deemed outstanding under Rule 13d-3(d)(i) of the Exchange Act and assumes conversion of stock or exercise of warrants by such Stockholder only. The foregoing amounts exclude shares of Series A Common Stock held by executive officers and directors of Comcast. Comcast disclaims beneficial ownership of all shares held by such officers and directors.

------------------------------------------------------------------------------------------------
                     Series A        Series A Common            Total Series A      Percentage
                     Common          Stock that may be          Common              of Series A
                     Stock           acquired within 60         Stock owned         Common
                     currently       days                                           Stock
                     owned
------------------------------------------------------------------------------------------------
TCI                  31,060,000      15,400,000 (Series B)      46,460,000               44.8%
------------------------------------------------------------------------------------------------
Comcast              14,557,300                                 14,557,300               16.5%
------------------------------------------------------------------------------------------------
Cox                  14,557,300                                 14,557,300               16.5%
------------------------------------------------------------------------------------------------
KPCB Aff.                            13,877,660 (Series K)      13,877,660               13.6%
------------------------------------------------------------------------------------------------
CSC                                  10,946,936*                10,946,936*              11.0%*
------------------------------------------------------------------------------------------------

      * Assumes current exercisability of all Warrants and Contingent Warrants for Series A Common Stock.

               Comcast may be deemed to share voting power and dispositive power with TCI, Cox, the KPCB Affiliates and CSC over the shares owned by such other Stockholders due to the existence of voting arrangements and restrictions on transfer contained in the Stockholders' Agreement and the Letter Agreement. See
Item 6 below. To the extent that TCI, Comcast, Cox, the KPCB Affiliates and CSC are considered to be a "group" for purposes of this Report, and assuming the conversion into Series A Common Stock of all shares of Series B Common Stock owned by TCI and all shares of Series K Common Stock owned by the KPCB Affiliates and the exercise by CSC of all the Warrants and Contingent Warrants for Series A Common Stock, such "group" would beneficially own an aggregate of 100,399,196 shares of Series A Common Stock, or 78.2% of all shares of Series A Common Stock deemed outstanding. Neither the filing of this Report nor any of its contents shall be deemed to constitute an admission that Comcast, Comcast Sub or Sural are the beneficial owners of the Issuer's stock (including the Series A, Series B and Series K Common Stock) held by any of the other Persons referred to in this statement for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

               (c) Except as described in Item 3, Comcast has not engaged in any transaction in the Series A Common Stock that was effected since October 2, 1997.

               (d) None.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference herein.

               Pursuant to a Voting Agreement (the "Voting Agreement") entered into with Rogers Cablesystems Limited ("Rogers") and Shaw Cablesystems Ltd. ("Shaw"), each of which are holders of Series A Common Stock, TCI Sub, Comcast Sub and Cox Sub have agreed (i) to use their reasonable best efforts to cause a single representative designated jointly by Rogers and Shaw to be nominated for election to the Board and an additional representative designated jointly by Rogers and Shaw to be afforded the right to attend all meetings of the Board as a nonvoting observer and (ii) to vote all voting securities of the Issuer controlled by them in favor of election of the designee of Rogers and Shaw to the Board. The Voting Agreement will terminate on the earlier to occur of the date that (i) neither Rogers nor Shaw continues to offer the Wave@Home service on an exclusive basis or (ii) Rogers and Shaw together with their controlled affiliates cease to own at least 2,000,000 shares of Series A Common Stock plus either an additional 500,000 shares of Series A Common Stock or warrants to purchase an additional 500,000 shares of Series A Common Stock.

               The Stockholders' Agreement provides for certain rights and obligations with respect to the ownership, voting and disposition of Common Stock owned by the parties thereto. The Letter Agreement provides that CSC Parent, CSC and the wholly owned subsidiary of CSC which holds the Warrants ("CSC Sub") become parties to the Stockholders' Agreement and generally be entitled to all of the rights and benefits and be subject to all of the obligations thereunder on the same basis as the Comcast Stockholder Group, the Cox Stockholder Group and the TCI Stockholder Group (a "Stockholder Group" with respect to any person referring to such Stockholder and certain of its affiliates). Furthermore, the Warrants, any exercisable Contingent Warrants and any stock of the Issuer for which such warrants are exercised, are deemed "Company Securities" (as further defined below) and are subject to such agreements and arrangements with respect thereto, all with certain qualifications relating to the exercise or exercisability of the Contingent Warrants. Although such amendment to the Stockholders' Agreement has not yet occurred, the Letter Agreement provides that the relevant provisions of the Letter Agreement will become the definitive agreement if the Stockholders' Agreement is not amended within 60 days of the date of the Letter Agreement (which time period has since elapsed). The following description of the Stockholders' Agreement reflects such agreement as amended or supplemented by the Letter Agreement.

               The Stockholders' Agreement provides that the Stockholders will vote their shares of voting stock of the Issuer in favor of any action required by the Stockholders' Agreement, including the election to the Board of the Chief Executive Officer of the Issuer, and that any holder of Series B Common Stock (all of which is currently owned by TCI) will vote all such shares in favor of the election of certain designees of TCI, Comcast and Cox to the Board as Series B Directors (as defined below) as follows: Comcast will be entitled to designate one director so long as it owns at least 5,000,000 shares of Common Stock; Cox will be entitled to designate one director so long as it owns at least 5,000,000 shares of Common Stock; and TCI will be entitled to designate three directors so long as it owns at least 7,700,000 shares of Series B Common Stock, two directors so long as it owns at least 6,350,000 shares of Series B Common Stock and one director so long as it owns at least 5,000,000 shares of Series B Common Stock. Currently, Brian L. Roberts is Comcast's designee. In addition, under the Letter Agreement the parties have agreed to vote all of their shares in favor of the election of one designee of CSC to the Board as a Common Stock Director upon CSC's request to have such a representative on the Board. CSC's right to designate a director will terminate at such time as CSC ceases to own at least 5,000,000 shares of Common Stock, on a fully diluted basis assuming all outstanding Warrants have been exercised.

               The Stockholders' Agreement prohibits, unless expressly permitted by the terms thereof, the transfer of Company Securities (which includes, in addition to such securities described in the second preceding paragraph, the Series B Common Stock issued upon conversion of the Series T Preferred Stock, the Series A Common Stock issued or issuable upon conversion of shares of Series B or Series K Common Stock or Series AM, AT or AX Preferred Stock and Series K Common Stock issued on conversion of the Series K Preferred Stock, stock of the Issuer acquired by a Stockholder pursuant to preemptive rights and Company Securities acquired from another Stockholder Group) until the earliest to occur of certain dates. Such transfer restrictions cease to apply to the KPCB Affiliates following an interim or liquidating distribution of the Company Securities owned by such KPCB Affiliate to the partners of such KPCB Affiliate.

               Generally such permitted transfers include (i) transfers by a Stockholder to another member of the Stockholder Group, (ii) third party transfers, subject to a right of first offer to the other Stockholders (the "Right of First Offer"), and (iii) sales to third parties resulting in such third party acquiring beneficial ownership of a majority of the voting power in the Issuer (a "Control Block Sale"), subject to certain "tag-along rights" and "drag-along rights". To the extent transfers of Series B and Series K Common Stock are permitted, the holders of such shares generally must convert them to Series A Common Stock prior to consummating such transfers. Prior to any conversion of Series B Common Stock to Series A Common Stock, such shares must be offered for exchange with the Series A Common Stock held by the other Cable Stockholder Groups (i.e., TCI, Comcast, Cox or CSC Stockholder Groups). Under the Right of First Offer, after the earlier occurrence of certain dates (including the first anniversary of the Offering), a Stockholder Group may transfer all of its Company Securities to third parties provided that it complies with certain procedures offering the other Stockholder Groups the prior right to acquire such shares, or following the first anniversary of the Offering to transfer some or all of its Series A Common Stock pursuant to the exercise of registration rights or to an exemption from registration provided that it complies with certain procedures offering the other Stockholder Groups the prior right to acquire such shares.

               Under the "tag-along right", the Stockholders proposing to make a Control Block Sale must offer any Exclusive Stockholder or Eligible Stockholder the right to participate in such sale by selling a pro rata portion of their Company Securities to the third party. Under the "drag-along right", if any group of Stockholders composed of TCI Sub and any three other Eligible Stockholders proposes to make a Control Block Sale, such group may require each remaining Stockholder to sell a pro rata portion of its Company Securities to the third party. An Eligible Stockholder means a Stockholder continuing to own at least 25% of the Company Securities it purchased on or before August 1, 1996 (or, in the case of CSC, 25% of the shares issuable upon exercise of the Warrants, as adjusted by the vesting of Contingent Warrants). An Exclusive Stockholder means generally a Stockholder whose affiliates have complied with exclusivity provisions in the Master Distribution Agreement prohibiting them from engaging in certain Internet services.

               The Stockholders' Agreement provides that, if the number of homes passed (i.e., homes that can be connected to a cable distribution system) by a Cable Stockholder's cable systems that remain subject to the exclusivity provisions of the Master Distribution Agreement applicable to each Cable Stockholder (together with any systems that have been released from such provisions due to the Issuer's failure to meet the rollout schedule) falls below 80% of the Cable Stockholder's base homes passed as of June 4, 1996 (or, in the case of CSC, as specified to the Issuer in connection with the issuance of the Warrants to it), then such Cable Stockholder must offer to sell a proportionate amount of its Company Securities to the other Stockholders at a price equal to the average closing price of the Series A Common Stock over the most recent 20 trading days preceding the event.

               The Stockholders' Agreement gives each Eligible Stockholder the preemptive right to purchase a pro rata portion of any new securities offered by the Issuer, other than securities issued pursuant to a public offering, securities issued pursuant to any incentive plan or agreement for the benefit of the Issuer's employees, directors or consultants, securities issued by the Issuer in connection with an acquisition, and securities issued in exchange for interests in a joint venture or other business combination.

               The Stockholders' Agreement will terminate on the earliest of
(i) June 4, 2021, (ii) when there are no Eligible Stockholders and no Cable Stockholders subject to exclusivity obligations under the Master Distribution Agreement, (iii) a merger in which the Issuer is not the surviving entity or
(iv) when there are no shares of Common Stock of the Issuer outstanding.

               Pursuant to the Third Amended and Restated Registration Rights Agreement dated as of April 11, 1997 (the "Registration Rights Agreement"), the Stockholder Groups (including the CSC Stockholder Group, as provided under the Letter Agreement) each have a certain number of demand registration rights (two for each such group but four for TCI) exercisable one year after the Offering. The Stockholders are also granted incidental or "piggy-back" registration rights.

               The Company Charter provides that the Board shall consist of not less than three and not more than 17 directors, with the exact number to be specified by the Series B Committee (as defined below) or the Board. The Board currently consists of 11 directors and would be increased to 12 directors upon CSC's request to have its designee join the Board. Under the Company Charter, the holders of the Series B Common Stock, all of which is owned by a subsidiary of TCI, have the right to elect five members of the Board (the "Series B Directors"). The holders of the Series K Common Stock, the substantial majority of which is controlled by KPCB, have the right to elect one director (the "Series K Director"). So long as the holders of Series B Common Stock or Series K Common Stock are entitled to elect any Series B Director or any Series K Director, the holders of Series A Common Stock have the right to elect two directors (the "Series A Directors") who are not officers or employees of the Issuer and are not affiliates or associates of TCI, Comcast or Cox ("Outside Directors"). Because of TCI's ownership of Series A Common Stock (and without converting any shares of Series B Common Stock to Series A Common Stock), TCI together with either Comcast and/or Cox has the ability to elect both of the Series A Directors subject to the requirement that they qualify as Outside Directors. The remaining directors are elected by the holders of the Series A, Series B and Series K Common
Stock, voting together as a single class. Since TCI holds more than 50% of the outstanding voting power of the Issuer's capital stock, it has the power to elect all of these directors. However, TCI, CSC, Comcast, Cox and KPCB have agreed to vote for the election of the Chief Executive Officer of the Issuer to the Board. In addition, pursuant to the Voting Agreement, TCI, Comcast and Cox have also agreed, subject to certain conditions, to vote for the election to the Board of one representative jointly designated by Rogers and Shaw. In addition, the Company Charter provides that, so long as TCI owns at least 7,700,000 shares of Series B Common Stock and securities representing a majority of the outstanding voting power of the Issuer, there will be a committee of the Board consisting of those Series B Directors who are officers, directors or employees of TCI or any subsidiary of TCI, which shall have the sole power, exercisable at any time, to increase the size of the Board to up to 17 directors (the maximum number of directors specified in the Company Charter) and to fill any vacancies created by such an increase. Since four of the eleven current directors are officers of TCI or a subsidiary of TCI and TCI has the power, without a meeting of the stockholders, to increase the size of the Board to up to 17 directors and appoint additional members of the Board, TCI has the power to appoint a majority of the Board at any time.

               Under the Company Charter, all actions of the Board must be approved by (i) a majority of the members of the Board present at a meeting at which a quorum is present or the unanimous written consent of all members of the Board and (ii) so long as TCI owns at least 7,700,000 shares of Series B Common Stock and securities representing a majority of the outstanding voting power of the Issuer, a majority of the Series B Directors. Accordingly, because TCI has the right to elect three of the five Series B Directors, TCI has the power to prevent the Board from taking any action that is not approved by its designated Series B Directors. In addition, to the extent that TCI exercises its power to elect a majority of the entire Board, TCI will be able to control all Board decisions, subject to the supermajority and unanimous vote requirements and other limitations contained in the Company Charter.

               In addition, certain actions of the Board require the approval of at least 75% (currently five of six) of the total number of Series B and Series K Directors, and certain other actions of the Board require the unanimous approval of all of the Series B and Series K Directors.
Accordingly, with the current composition of the Board, actions that require supermajority approval cannot be taken without the approval of the Series B Directors designated by TCI and at least two of the three directors designated by Comcast, Cox and KPCB, and actions that require unanimous approval cannot be taken without the approval of all three of such directors and the Series B Directors designated by TCI.

               The Company actions that require supermajority approval by the Series B and Series K Directors are: (i) a merger, consolidation or other business combination; (ii) the acquisition of assets having a value greater than 20% of the value of the Issuer's assets; (iii) the disposition of assets having an aggregate value greater than 50% of the value of the Issuer's assets; (iv) the acquisition by the Issuer of assets in exchange for capital stock that would constitute more than 16-2/3% of its fully diluted shares (other than a sale of stock solely for cash); (v) the appointment or removal of the Chief Executive Officer; (vi) voluntary dissolution or liquidation or the initiation of voluntary bankruptcy proceedings; (vii) any amendment of the Company Charter or the bylaws of the Issuer, other than the filing of a Certificate of Designation establishing a series of preferred stock that does not have certain specified special voting rights; (viii) the creation or issuance of any additional class or series of capital stock having more than one vote per share or entitled to vote as a separate class or series on any matter, subject to certain exceptions; (ix) any increase in the number of shares reserved for issuance to management of the Issuer in excess of 16,000,000 shares plus an amount equal to the greater of (a) 7.5% of the number of shares issued by the Issuer after August 1, 1996 and (b) the number of shares the issuance of which would represent a dilution of the fully diluted equity of the Issuer of 4% per year from August 1, 1996 to the date of such proposed increase; (x) the declaration of dividends on or certain repurchases of equity securities of a controlled affiliate of the Issuer; (xi) the adoption of any budget for the Issuer that does not provide for a substantially pro rata rollout of the Issuer's services to each of the Cable Stockholders in proportion to the number of qualifying homes passed made available by them to the Issuer; and (xii) the appointment of any directors to the .Com Committee (as defined in the Company Charter) other than the current members of the .Com Committee.

               The Company actions that require unanimous approval by the Series B and Series K Directors are: (i) any amendments to or modifications of the actions requiring supermajority or unanimous approval of the Series B and Series K Directors; (ii) any increase in the number of Series B or Series K Directors; (iii) any modifications of the rights of the holders of Series B or Series K Common Stock to designate and elect directors; (iv) the appointment of any directors to the .Com Committee other than the Chief Executive Officer, the other directors who are currently members of the .Com Committee and any additional directors elected to the .Com Committee by supermajority vote; and (v) any amendment to the specifications and standards for the Issuer's service that would require the operator facilities of any affiliate of a Cable Stockholder to be capable of distributing or providing streaming video transmissions that include video segments longer than ten minutes in duration.

               In addition, the Company Charter specifies certain requirements for the approval of certain transactions between the Issuer and any holder of more than 5% of the voting power of the Issuer or any affiliate of such holder.

               The summary descriptions of the Voting Agreement, the Stockholders' Agreement, the Letter Agreement, the Registration Rights Agreement, the Company Charter, the Warrant Purchase Agreement, the Warrant and the Contingent Warrant contained in this Report do not purport to be complete and are qualified in their entireties by the documents themselves, which documents are filed as Exhibits hereto and incorporated by reference herein.

               Except for the agreements as described above, to the best knowledge of Comcast, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

               Exhibit 10.1: Letter Agreement and Term Sheet, dated October 2, 1997, among the Issuer, CSC, Comcast, Cox, KPCB and TCI, as amended October 10, 1997 (incorporated by reference to Exhibit 10.01 of the Current Report on Form 8-K filed by the Issuer (File No. 000-22697) on October 22, 1997 (the "8-K")).

               Exhibit 10.2: Amended and Restated Stockholders Agreement, dated July 16, 1997 (incorporated by reference to Exhibit 4.04 of the Amendment No. 4 to the Form S-1 Registration Statement filed by the Issuer (Reg. No. 333-27323) on July 11, 1997 (the "S-1")).

               Exhibit 10.3: Voting Agreement, dated April 11, 1997 (incorporated by reference to Exhibit 9.01 of the S-1).

               Exhibit 10.4: Fourth Amended and Restated Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.06 of the S-1).

               Exhibit 10.5: Third Amended and Restated Registration Rights Agreement, dated April 11, 1997 (incorporated by reference to Exhibit 4.01 of the S-1).

               Exhibit 10.6: Warrant Purchase Agreement, dated October 10, 1997 between the issuer and CSC (incorporated by reference herein to Exhibit
10.02 of the 8-K).

               Exhibit 10.7: The Warrant (incorporated by reference to Exhibit
10.03 of the 8-K).

               Exhibit 10.8: The Contingent Warrant (incorporated by reference to Exhibit 10.04 of the 8-K).



                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date: January 29, 1998

                                       Comcast Corporation


                                       By:/s/ Arthur R. Block
                                          -----------------------------------
                                           Name:  Arthur R. Block
                                           Title: Vice President and Senior
                                                  Deputy General Counsel

                               Index to Exhibits

               Exhibit 10.1: Letter Agreement and Term Sheet, dated October 2, 1997, among the Issuer, CSC, Comcast, Cox, KPCB and TCI, as amended October 10, 1997 (incorporated by reference to Exhibit 10.01 of the Current Report on Form 8-K filed by the Issuer (File No. 000-22697) on October 22, 1997 (the "8-K")).

               Exhibit 10.2: Amended and Restated Stockholders Agreement, dated July 16, 1997 (incorporated by reference to Exhibit 4.04 of the Amendment No. 4 to the Form S-1 Registration Statement filed by the Issuer (Reg. No. 333-27323) on July 11, 1997 (the "S-1")).

               Exhibit 10.3: Voting Agreement, dated April 11, 1997 (incorporated by reference to Exhibit 9.01 of the S-1).

               Exhibit 10.4: Fourth Amended and Restated Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.06 of the S-1).

               Exhibit 10.5: Third Amended and Restated Registration Rights Agreement, dated April 11, 1997 (incorporated by reference to Exhibit 4.01 of the S-1).

               Exhibit 10.6: Warrant Purchase Agreement, dated October 10, 1997 between the issuer and CSC (incorporated by reference herein to Exhibit
10.02 of the 8-K).

               Exhibit 10.7: The Warrant (incorporated by reference to Exhibit
10.03 of the 8-K).

               Exhibit 10.8: The Contingent Warrant (incorporated by reference to Exhibit 10.04 of the 8-K).

               Exhibit 99.1: Executive Officers and Directors of Comcast, Comcast Sub and Sural.